EXHIBIT 99.1

FOR IMMEDIATE RELEASE


                   INTRICON REPORTS 2005 FIRST-QUARTER RESULTS
         TOP- AND BOTTOM-LINE PERFORMANCE IMPROVES FROM YEAR-AGO PERIOD; COMPANY RESTATES PRIOR YEARS--CUMULATIVE AFTER-TAX IMPACT LESS THAN $600,000


ST. PAUL, MINN. -- JUNE 27, 2005 -- INTRICON CORPORATION (AMEX: IIN) today announced financial results for the first quarter ended March 31, 2005.

         For the quarter, the company reported sales of $9.8 million, up from $9.3 million for the 2004 first quarter. The 5 percent year-over-year gain was driven by sales increases of 11 percent in hearing health, 76 percent in medical and 6 percent in electronics. These gains were partially offset by a decline in sales of professional audio communications products, which was the result of a large, one-time order in the prior year from the Singapore military. Excluding the one-time order, 2005 professional audio communications products sales rose 22 percent from the comparable 2004 period. IntriCon reported net income for the 2005 first quarter of $210,000, or $.04 per share, significantly improved from a net loss of $793,000, or $.16 per share, for the year-ago period.

         "Demand increased for almost all of our product groups during the quarter, and was particularly strong in medical," said Mark S. Gorder, president and chief executive officer of IntriCon. "New products in all of our markets are fueling growth, and we have initiatives under way to continue to expand our product offering."

         As previously reported, the company sold the remaining portion of its Heat Technology business on March 31, 2005, for a gain of approximately $536,000. First-quarter results of operations for this segment, inclusive of this gain, were included in income from discontinued operations of $464,000, or $.09 per share, compared to a net loss of $79,000, or $.02 per share, for the same three-month period in 2004.

         For the 2005 three-month period, IntriCon recorded a loss from continuing operations of $254,000, or $.05 per share, narrowed from a loss of $714,000, or $.14 per share, for the prior-year period. Stronger sales, lower selling and administrative costs, and the transfer of certain manufacturing projects to the company's Singapore facility, contributed to the stronger performance.

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IntriCon Corporation
June 27, 2005
Page 2


         Gorder stated: "With the sale of our remaining Heat Technology business, we believe we have successfully completed the shift to focus on the emerging prospects in our precision miniature medical and electronics products business, and our established opportunities in hearing health and professional audio communications."

         On June 1, 2005, IntriCon announced that it would restate financial results for prior years in order to correct the accounting for certain research and development expenditures, primarily impacting the company's Singapore operation. Today the company completed that process, restating results for 2000 through 2004. The cumulative, after-tax impact for the five-year period was a charge to shareholders' equity of $543,000.

         Said Gorder, "With today's filings, we are now current with the American Stock Exchange's listing requirements--and we're pleased to have completed this before the stated deadline. As we've said previously, we believe the circumstances leading to this event were unique and nonrecurring, and we anticipate issuing future results in a timely manner."

BUSINESS UPDATE

         For the first quarter, sales in hearing health increased primarily due to new product offerings in IntriCon's advanced line of amplifier assemblies and systems based on Digital Signal Processing (DSP). Medical product orders strengthened with new design and contract manufacturing projects with several medical OEM customers. Sales of thermistors, which are IntriCon's highly accurate thermometers, to a specific customer helped grow electronics products sales. As previously stated, the decline in professional audio communications product sales was the result of a large, one-time order from the Singapore military in the year-ago period.

GROWTH STRATEGY

         IntriCon is focused on emerging opportunities in medical, hearing health, professional audio communications and electronics. The company believes its core competencies position it well to expand in these chosen markets and increase its customer base.

         Said Gorder, "With our strong expertise in the robotic manufacture of miniature and micro-miniature electronics products, we believe we are well suited to compete in the growing medical device market -- and that will continue to be a key initiative for IntriCon going forward.


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IntriCon Corporation
June 27, 2005
Page 3


         "We expect to grow by focusing on our core product lines and accelerating the pace of new product introductions, which combined with our cost reductions, will drive improved financial performance."

OPERATIONAL HIGHLIGHTS

         Recently, Bill Kullback joined IntriCon as its new chief financial officer. Kullback previously served as senior vice president and chief financial officer of MedSource Technologies, Inc., a Minneapolis-based $185 million, publicly traded provider of engineering and manufacturing services, and supply chain management solutions to the medical device industry.

         Said Gorder, "Bill brings significant experience in the high technology, medical device and related industries. He's a tremendous asset as we build our visibility in the medical industry, and leverage already established opportunities in hearing health, professional audio communications and electronics."


ABOUT INTRICON CORPORATION
Headquartered in Arden Hills, Minn., IntriCon, formerly Selas Corporation of America, designs, develops, engineers and manufactures microminiaturized medical and electronic products. The company supplies microminiaturized components, systems and molded plastic parts, primarily to the hearing instrument manufacturing industry, as well as the computer, government, electronics, telecommunications and medical equipment industries. The company has facilities in the United States, Asia and Europe. IntriCon common stock trades under the symbol "IIN" on the American Stock Exchange. The company's Web site address is www.intricon.com.
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IntriCon Corporation
June 27, 2005
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FORWARD-LOOKING STATEMENTS
Statements made in this release and in IntriCon's other public filings and releases that are not historical facts or that include forward-looking terminology such as "may", "will", "believe", "expect", "optimistic" or "continue" or the negative thereof or other variations thereon are "forward-looking statements" within the meaning of the Securities Exchange Act of 1934 as amended. These forward-looking statements include, without limitation, future growth, future improved financial performance, emerging prospects and the positioning of the company to compete in chosen markets. These forward-looking statements are affected by known and unknown risks, uncertainties and other factors that are, in some cases beyond the company's control, and may cause the company's actual results, performance or achievements to differ materially from the results, performance and achievements expressed or implied in the forward-looking statements. These risks, uncertainties and factors include, without limitation, the risk that the company may not be able to achieve its long-term strategy, weakening demand for products of the company due to general economic conditions, possible non-performance of developing technological products, the volume and timing of orders received by the company, changes in the mix of products sold, competitive pricing pressures, availability of electronic components for the company's products, ability to create and market products in a timely manner, risks arising in connection with the insolvency of Selas SAS, competition by competitors with more resources than the company, foreign currency risks arising from the company's foreign operations, and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 31, 2004. The company disclaims any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

CONTACTS
At IntriCon:                        At Padilla Speer Beardsley:
William J. Kullback, CFO            Marian Briggs/Matt Sullivan
651-604-9638                        612-455-1700
bkullback@intricon.com              mbriggs@psbpr.com / msullivan@psbpr.com
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IntriCon Corporation
June 27, 2005
Page 5


INTRICON CORPORATION
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

                                                                                      Three Months Ended
                                                                              ----------------------------------
                                                                                                      Restated
                                                                               March 31,              March 31,
                                                                                 2005                   2004
                                                                              -----------            -----------
Sales, net                                                                    $ 9,786,174            $ 9,338,078

Cost of sales                                                                   7,403,802              6,917,269
                                                                              -----------            -----------
Gross margin                                                                    2,382,372              2,420,809

Operating expenses:

  Selling expense                                                                 803,598                990,808
  General and administrative expense                                            1,252,414              1,565,215
  Research and development expense                                                406,934                460,634
                                                                              -----------            -----------

  Total operating expenses                                                      2,462,946              3,016,657

Operating loss                                                                    (80,574)              (595,848)

  Interest expense                                                               (112,043)               (96,076)
  Interest income                                                                      --                    841
  Other income, net                                                                34,916                 94,863
                                                                              -----------            -----------

Loss from continuing operations
  before income taxes                                                            (157,701)              (596,220)

Income tax expense                                                                 95,824                117,406
                                                                              -----------            -----------

Loss from continuing operations                                                  (253,525)              (713,626)

Income (loss) from discontinued operations,
    net of income tax expense (benefit)                                           463,756                (78,886)
                                                                              -----------            -----------

Net income (loss)                                                             $   210,231            $  (792,512)
                                                                              ===========            ===========

Income (loss) per share:
  Basic:
    Continuing operations                                                     $      (.05)           $      (.14)
    Discontinued operations                                                           .09                   (.02)
                                                                              -----------            -----------
                                                                              $       .04            $      (.16)
                                                                              ===========            ===========
  Diluted:
    Continuing operations                                                     $      (.05)           $      (.14)
    Discontinued operations                                                           .09                   (.02)
                                                                              -----------            -----------
                                                                              $       .04            $      (.16)
                                                                              ===========            ===========
Average shares outstanding:

  Basic                                                                         5,129,214              5,129,214
  Diluted                                                                       5,129,214              5,145,193


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IntriCon Corporation
June 27, 2005
Page 6


INTRICON CORPORATION
CONSOLIDATED CONDENSED BALANCE SHEETS
ASSETS
(UNAUDITED)

                                                                                                      Restated
                                                                               March 31,              March 31,
                                                                                 2005                   2004
                                                                              -----------            -----------
Current assets:

Cash                                                                          $   475,343            $   246,430

Restricted cash                                                                   446,889                449,613

Accounts receivable (less allowance for
    doubtful accounts of $178,000
    in 2005 and $177,000 in 2004)                                               5,669,581              4,996,705

Receivable from sale of discontinued operations                                 2,771,000                     --

Inventories                                                                     5,133,571              4,287,643

Refundable Income Tax                                                                  --                 46,163

Other current assets                                                              621,431                379,318

Assets of discontinued operations                                                      --              6,834,256
                                                                              -----------            -----------

    Total current assets                                                       15,117,815             17,240,128

Property, plant and equipment:

  Land                                                                            170,500                170,500
  Buildings                                                                     1,732,914              1,732,914
  Machinery and equipment                                                      26,074,938             25,635,452
                                                                              -----------            -----------

                                                                               27,978,352             27,538,866

  Less:  Accumulated depreciation                                              20,736,417             20,260,792
                                                                              -----------            -----------

    Net property, plant and equipment                                           7,241,935              7,278,074

Note receivable from sale of discontinued operations
                                                                                  800,000                     --

Goodwill                                                                        5,264,585              5,264,585

Other assets, net                                                               1,130,855              1,156,449
                                                                              -----------            -----------

                                                                              $29,555,290            $30,939,236
                                                                              ===========            ===========


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IntriCon Corporation
June 27, 2005
Page 7


INTRICON CORPORATION
CONSOLIDATED CONDENSED BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                                      Restated
                                                                               March 31,             December 31,
                                                                                 2005                    2004
                                                                              -----------            -----------
Current liabilities:

  Notes payable                                                               $ 4,457,817            $ 3,740,393

  Checks written in excess of cash                                                141,955                665,098

  Current maturities of long-term debt                                          1,509,770              1,458,470

  Accounts payable                                                              3,717,630              2,211,909

  Income taxes payable                                                             46,314                     --

  Customer's advance payments on contracts                                         75,000                 75,000

  Liabilities of discontinued operations                                               --              4,266,899

  Other accrued liabilities                                                     3,216,176              2,638,889
                                                                              -----------            -----------

      Total current liabilities                                                13,164,662             15,056,658

Long term debt, less current maturities                                           141,933                     --

Other postretirement benefit obligations                                        2,459,366              2,710,106

Deferred income taxes                                                             143,030                143,902

Accrued pension liabilities                                                       903,227                900,713


Commitments and contingencies

Shareholders' equity:

  Common shares, $1 par; 10,000,000 shares
       authorized; 5,644,968 shares issued                                      5,644,968              5,644,968

  Additional paid-in capital                                                   12,025,790             12,025,790

  Accumulated deficit                                                          (3,470,473)            (3,680,704)

  Accumulated other comprehensive loss                                           (192,235)              (597,119)

  Less:  515,754 common shares held
         in treasury, at cost                                                  (1,265,078)            (1,265,078)
                                                                              -----------            -----------

      Total shareholders' equity                                               12,742,972             12,127,857
                                                                              -----------            -----------

                                                                              $29,555,190            $30,939,236
                                                                              ===========            ===========



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